Mail Stop 4561

June 5, 2009

Michael Gregoire
Chief Executive Officer
Taleo Corporation
4140 Durbin Boulevard
Suite 400
Durbin, California 94568

Re: **Taleo Corporation**
        Form 10-K for the fiscal year ended December 31, 2008
        Filed April 30, 2009
        File No. 000-51299

Dear Mr. Gregoire:

        We have reviewed the above-referenced filing and have the following comments.
If indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Management's Report on Internal Control Over Financial Reporting, page 56

1.   Please describe for us, in reasonable detail, how you were able to conclude that
        your internal controls over financial reporting were effective as of December 31,
        2008. In this regard, we note that on February 20, 2009, subsequent to your year
        end, you concluded that restatement of previously issued financial statements was
        warranted. It would appear that this determination would require you to re-assess
        your conclusion regarding your internal controls over financial reporting as of
        December 31, 2008. As part of your response, please provide us with a timeline
        explaining when you identified the material weakness, when the remediation steps

were put in place and when you determined that the material weakness had been remediated.

Item 9A.Controls and Procedures

Evaluation of Disclosures Controls and Procedures, page 104

2.   We note that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective to ensure that the information you are required to disclose in reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Please explain to us how you concluded that your disclosure controls and procedures were effective as of December 31, 2008 when your Form 10-Q for the quarterly period ended September 30, 2008 and your annual report on Form 10-K were not filed within the prescribed time periods.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief